

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2021

Ryan M. Gilbert
Chief Executive Officer
New Starship Parent Inc.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

> **Re: New Starship Parent Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed May 10, 2021**
> **File No. 333-253142**

Dear Mr. Gilbert:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 12, 2021 letter.

Amendment No. 2 to the Registration Statement on Form S-4

Note 2. Restatement of Previously Issued Financial Statements
Balance sheet as of September 30, 2020 (unaudited), page F-11

1. Referencing the adjustment to additional paid-in capital for the accounting for the warrants, it appears the amount should be an increase of $3,058,560 instead of $(3,058,560). Please revise or advise us.

        You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services